                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)



            INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)1
                             (Amendment No. 1)/1/


                             Baker Fentress & Co.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   057213 10
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                                (CUSIP Number)


                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)


                        (Continued on following pages)
                               Page 1 of 5 Pages

----------------

      /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 057213 10                     13G             PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Warren E. Buffett

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (A) [_]
      Not Applicable                                            (B) [_]

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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen
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                          SOLE VOTING POWER
                     5            2,042,000
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6            -0-
     OWNED BY
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          7            2,042,000
    REPORTING
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
   PERSON WITH       8            -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9        2,042,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12    IN
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Item 1(a). Name of Issuer:


     Baker Fentress & Co.


Item 1(b). Address of Issuer's Principal Executive Offices:

     200 W. Madison St.
     Chicago, IL 60606


Item 2(a). Name of Persons Filing:

     Warren E. Buffett

Item 2(b). Address of Principal Business Office:

     1440 Kiewit Plaza
     Omaha, Nebraska 68131

Item 2(c). Citizenship:

     United States Citizen

Item 2(d). Title of Class of Securities:

     Common Stock, $1.00 par value

Item 2(e). CUSIP Number:

     057213 10

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ]   Broker or Dealer registered under Section 15 of the Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Act.

     (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                               Page 3 of 5 Pages

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ]   Group in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.    [x]

Item 4.     Ownership

     (a)  Amount Beneficially Owned:

          2,042,000 shares of Common Stock, $1.00 par value

     (b)  Percent of Class:

          5.2% of Common Stock

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                2,042,000

          (ii)  shared power to vote or to direct the vote

                -0-

          (iii) sole power to dispose or direct the disposition of

                2,042,000

          (iv)  shared power to dispose or to direct the disposition of

                -0-

                               Page 4 of 5 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable

Item 8.     Identification and Classification of Members of the Group.

     Not Applicable

Item 9.     Notice of Dissolution of Group.

     Not Applicable

Item 10.    Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February, 2000


/s/ Warren E. Buffett
---------------------
Warren E. Buffett

                               Page 5 of 5 Pages